FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 02 October 2006


                                File no. 0-17630


                           Blocklisting Interim Review




                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Blocklisting Interim Review


                         BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd October 2006



Name of applicant:       CRH plc



Name of scheme:          1990 Share Option Scheme (95/4438d)



Period of return: From:  01.04.06   To:  30.09.06



Balance under scheme from previous return:          9,643,229



The amount by which the block scheme has             -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                                 550,703



Balance under scheme not yet issued/allotted          9,092,526
at end of period:



Number and class of securities originally              11,000,000 Ordinary
listed and the date of admission                       Shares of EUR0.32 each
                                                       on 4th October 1995
                                                       and 15,500,000 Ordinary
                                                       Shares of EUR0.32 each
                                                       on 26th March 2002



Total number of securities in issue at the end
of the period                                          540,897,751



Name of contact:             Angela Malone

Address of contact:          CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact: 00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                      BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd October 2006



Name of applicant:       CRH plc



Name of scheme:          1990 U.K. Share Option Scheme (95/4438e)



Period of return: From:   01.04.06   To: 30.09.06



Balance under scheme from previous return:          169,579



The amount by which the block scheme has           -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                             6,864



Balance under scheme not yet issued/allotted

at end of period:                                 162,715



Number and class of securities originally         1,100,000 Ordinary
listed and the date of admission                  Shares of EUR0.32
                                                  each on 4th October 1995 and
                                                  400,000 Ordinary Shares of
                                                  EUR0.32 each on
                                                  6th December 2001



Total number of securities in issue at the end
of the period                                      540,897,751




Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                            BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd October 2006



Name of applicant:       CRH plc



Name of scheme:          2000 Share Option Scheme (RA/CRHplc/00024)



Period of return: From:    01.04.06   To: 30.09.06



Balance under scheme from previous return:          434,904



The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return:       20,000,000



Number of securities issued/allotted under
scheme during period:                              1,143,352



Balance under scheme not yet issued/allotted
at end of period:                                  19,291,552



Number and class of securities originally          1,500,000 Ordinary Shares
listed and the date of admission                   of EUR0.32 each on
                                                   26th March 2002 and
                                                   20,000,000 Ordinary Shares
                                                   of EUR0.32 each on
                                                   7th April 2006.



Total number of securities in issue at the end
of the period                                          540,897,751





Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                          BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd October 2006



Name of applicant:       CRH plc



Name of scheme:          2000 Share Option Scheme (United Kingdom)
                                    (RA/CRHplc/00023)



Period of return: From:  01.04.06   To: 31.09.06



Balance under scheme from previous return:          667,146



The amount by which the block scheme has           -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                             26,619



Balance under scheme not yet issued/allotted
at end of period:                                 640,527



Number and class of securities originally         700,000 Ordinary Shares
listed and the date of admission                  of EUR0.32 each on
                                                  6th December 2001



Total number of securities in issue at the end
of the period                                     540,897,751



Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                      BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd October 2006



Name of applicant:       CRH plc



Name of scheme:          2000 Savings Related Share Option Scheme (Republic
                                    of Ireland) (RA/CRHplc/00024)

Period of return: From:  01.04.06   To: 30.09.06



Balance under scheme from previous return:          573,879



The amount by which the block scheme has            -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                              168,577



Balance under scheme not yet issued/allotted
at end of period:                                  405,302



Number and class of securities originally         625,000 Ordinary Shares
listed and the date of admission                  of EUR0.32 each on
                                                  26th March 2002



Total number of securities in issue at the end
of the period                                     540,897,751





Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.







                     BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd October 2006



Name of applicant:       CRH plc



Name of scheme:          2000 Savings Related Share Option Scheme (United
                          Kingdom)  (RA/CRHplc/00020)



Period of return: From: 01.04.06   To: 30.09.06



Balance under scheme from previous return:          273,650



The amount by which the block scheme has           -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                              206,349



Balance under scheme not yet issued/allotted
at end of period:                                  67,301



Number and class of securities originally          600,000 Ordinary Shares
listed and the date of admission                   of EUR0.32 each on
                                                   15th June 2001



Total number of securities in issue at the end
of the period                                      540,897,751





Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 02 October 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director